Mail Stop 4561

August 14, 2008

Mr. William R. Atkinson
President and Chief Executive Officer
City Loan, Inc.
(f/k/a Enigma Software Group, Inc.)
3431 Cherry Avenue
Long Beach, CA 90807

   Re: **Enigma Software Group, Inc.**
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     File No. 000-50561

Dear Mr. Atkinson:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Christine Davis
         Assistant Chief Accountant